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Securities and Exchange

AUG 29 2016

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 TERRACE AVENUE – MIRAMAR
(No. And Street)

HALF MOON BAY, (City) CA (State) 94019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TEJINDER SINGH (650) 274-4653
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, TEJINDER SINGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC., as of JUNE 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA, COUNTY OF SANTA CLARA ss. Subscribed and sworn to (or affirmed) before me on this 28 day of Aug 2016, by Tejinder Singh proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

Notary Public

Signature

MANAGING MEMBER & CCO

Title

Commission # [illegible]
Notary Public - California
Santa Clara County
My Comm. Expires [illegible] 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2016

PUBLIC

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

JUNE 30, 2016

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
FINANCIAL STATEMENTS
JUNE 30, 2016

CONTENTS

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Cash	$ 110,907
Certificates of Deposit	35,015
TOTAL ASSETS	$ 145,922

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 450
TOTAL LIABILITIES	450
Member's Equity	145,472
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 145,922

The accompanying notes are an integral part of these financial statements.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2016

REVENUE:	
Advisory fee	$ 30,000
Unrealized gain	1,989
Interest income	66
Total revenue	32,055
EXPENSES:	
Professional fees	9,500
Regulatory fees	6,749
Other	820
Total expenses	17,069
NET INCOME	$ 14,986

The accompanying notes are an integral part of these financial statements.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2016

Member's Equity June 30, 2015	$ 130,486
Net Income	14,986
Member's Equity June 30, 2016	$ 145,472

The accompanying notes are an integral part of these financial statements.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 14,986
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses	$ 2,230	
Increase in certificates of deposit	(1,989)	
Increase in accounts payable	75	
Net adjustments		316
Net cash provided by operating activities		15,302
NET INCREASE IN CASH		15,302
Cash at JUNE 30, 2015		95,605
Cash at JUNE 30, 2016		$ 110,907

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reliance Capital Management Advisors, LLC (the "Company") commenced operations as a Delaware limited liability company on April 15, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company provides advisory services to other companies on all financial matters, including advice on merger and acquisition and private placement of securities. The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with its advisory services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

FASB ASC 820, Fair Value measurement has no material effect on these financial statements.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America "GAAP".

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal and state income taxes has been made for the Company, as it is a limited liability company and is not subject to income taxes. The Company's income or loss is reportable by its member on its tax returns.

The Company complies with ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Revenue Recognition

Income from advisory fees is recorded upon the closing of the transaction.

Cash and Cash equivalents

The Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At June 30, 2016, the Company had net capital of $140,220, which was $135,220 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.32%.

NOTE 4. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at June 30, 2016 or during the year then ended.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at June 30, 2016 or during the year then ended.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance at financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts upto $250,000.

In the course of its business, the Company may enter into engagements with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Company's policy to review, as necessary, the credit standing of the clients with which it conducts business and, generally, requires no collateral from its clients.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2016

Credits:	
Member's Equity	$ 145,472
Net Capital Before Haircuts on Securities Positions	145,472
Haircut on Certificates of Deposit	(5,252)
Net Capital	140,220
Computation of Minimum Net Capital Requirement:	
Minimum Net Capital: The greater of 5,000 or 6.67% of aggregate indebtedness)	(5,000)
Excess Net Capital	$ 135,220
Total Aggregate Indebtedness	$ 450
Ratio of Aggregate Indebtedness to Net Capital	0.32%

No material differences existed between the above computation and the computation included on the Company's unaudited Form X-17A-5 Part IIA filing.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
JUNE 30, 2016

The Company does not effect transactions for customers, as defined under rule 15c3-3. The Company meets all of the requirements for exemption under Subparagraph k(2)(i) of rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
EXEMPTION REPORT REQUIRED BY SEC RULE 17a-5, 17 C.F.R.
FOR THE YEAR ENDED JUNE 30, 2016

Reliance Capital Management Advisors, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout the year ended June 30, 2016 without exception.

Reliance Capital Management Advisors, LLC:

I, Tejinder Singh, swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Tejinder Singh

Title: Managing Director
Date: August 6, 2016

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reliance Capital Management Advisors, LLC:

We have audited the accompanying statement of financial condition of Reliance Capital Management Advisors, LLC (the "Company") as of June 30, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Capital Management Advisors, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information on pages 12 and 13 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on such information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fuld & Associates, LLP

New York, New York
August 26, 2016

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reliance Capital Management Advisors, LLC:

We have reviewed management's statements, included in the accompanying exemption report in which, (1) Reliance Capital Management Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fulvio & Associates LLP

New York, New York
August 26, 2016

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reliance Capital Management Advisors, LLC:

We have audited the accompanying statement of financial condition of Reliance Capital Management Advisors, LLC (the "Company") as of June 30, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Reliance Capital Management Advisors, LLC as of June 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
August 26, 2016